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SECURITIES AND E
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CALLAHAN FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 CONNECTICUT AVE. NW; SUITE 1001
(No. and Street)

WASHINGTON	DC	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Johnson — (202) 223-3920
(Area Code - Telephone No.)

PROCESSED
JAN 16 2009
THOMSON REUTERS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name*)

10 West Broad Street, Suite 1700,	Columbus,	Ohio	43215-3713
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 09 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jay Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALLAHAN FINANCIAL SERVICES, INC., as of October 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

District of Columbia
Subscribed and Sworn before me on 29th Day of Dec 2008

Signature

Executive Vice President
Title

SHASHI BHAGAT
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires January 1 2010

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALLAHAN FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
October 31, 2008 and 2007

CALLAHAN FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
October 31, 2008 and 2007

CONTENTS

Crowe Horwath.

Crowe Horwath LLP

Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Callahan Financial Services, Inc.
Washington, D.C.

We have audited the accompanying balance sheets of Callahan Financial Services, Inc. ("the Company"), as of October 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callahan Financial Services, Inc. as of October 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2008 financial statements was conducted for the purpose of forming an opinion on the basic 2008 financial statements taken as a whole. The supplemental schedules of the Company as of October 31, 2008: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary schedules required by Rule 17a-5 under the Securities Exchange Act of 1934. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
December 29, 2008

CALLAHAN FINANCIAL SERVICES, INC.
BALANCE SHEETS
October 31, 2008 and 2007

		2008		2007
ASSETS				
Cash and cash equivalents	$	39,378	$	98,774
Investment in limited liability limited partnership		10,100		44,600
Equity in undistributed earnings from limited liability limited partnership		13,968		34,166
Account receivable from related party		32,821		2,211
Other assets		2,591		2,070
Total assets	$	98,858	$	181,821
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities				
Accrued expenses and payables	$	14,755	$	79,855
Total liabilities		14,775		79,855
Stockholder's equity				
Capital stock, no par value; 100 shares authorized; 100 shares issued and outstanding		15,000		15,000
Additional paid-in capital		366,618		360,743
Accumulated deficit		(297,515)		(273,777)
Total stockholder's equity		84,103		101,966
Total liabilities and stockholder's equity	$	98,858	$	181,821

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
For the Years Ended October 31, 2008 and 2007

	2008	2007
Income		
Earnings in limited partnership	$ 13,968	$ 34,166
Reimbursements for operating expenses	406,643	403,933
Interest income	2,335	1,875
Total revenues	422,946	439,974
Expenses		
Contract services	370,745	374,609
Regulatory and compliance	14,832	14,163
Other	21,066	15,161
Total expenses	406,643	403,933
Income before income taxes	16,303	36,041
Income tax expense	5,875	12,605
Net income	$ 10,428	$ 23,436

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended October 31, 2008 and 2007

	Number of Shares	Capital Stock (No Par Value)	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, November 1, 2006	100	$ 15,000	$ 323,606	$ (281,406)	$ 57,200
Cash dividends paid	-	-	-	(15,807)	(15,807)
Capital Contribution	-	-	37,137	-	37,137
Net income	-	-	-	23,436	43,436
Balance, October 31, 2007	100	15,000	360,743	(273,777)	101,966
Cash dividends paid	-	-	-	(34,166)	(34,166)
Capital contribution	-	-	5,875	-	5,875
Net income	-	-	-	10,428	10,428
Balance, October 31, 2008	100	$ 15,000	$ 366,618	$ (297,515)	$ 84,103

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended October 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 10,428	$ 23,436
Adjustments to reconcile net income to net cash provided by operating activities:		
Earnings from limited partnership	(14,463)	(34,166)
Changes in		
Accounts receivable from related party	(30,610)	7,105
Other assets and liabilities	(59,251)	77,037
Net cash from operating activities	(93,896)	73,412
Cash flows from investing activities:		
Disposition of/ (investment in) limited liability limited partnership	34,500	(34,500)
Distributions received from limited partnership	34,166	15,807
Net cash provided by/ (used in) investing activities	68,666	(18,693)
Cash flows from financing activities:		
Dividends paid to parent	(34,166)	(15,807)
Net cash used in financing activities	(34,166)	(15,807)
Net change in cash and cash equivalents	(59,396)	38,912
Cash and cash equivalents at beginning of year	98,774	59,862
Cash and cash equivalents at end of year	$ 39,378	$ 98,774
Supplemental disclosure:		
Non-cash capital contribution	$ 5,875	$ 37,137

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Callahan Financial Services, Inc. ("the Company"), was incorporated on March 13, 1987, for the purpose of serving as the general partner (with an initial 15 percent ownership interest) in Callahan Credit Union Financial Services LLLP ("the Partnership" or "CUFSLP," see Note 3). The Partnership was organized to serve as the administrator of the Trust for Credit Unions ("the Trust"), a diversified management investment company for investment by state and federally chartered credit unions. In addition to serving as the general partner of the Partnership, the Company acts as the distributor of the units of the portfolios of the Trust. The Company is a wholly owned subsidiary of Callahan & Associates, Inc.

The primary source of revenue for the Company is its equity interest in the earnings and losses of the Partnership. The primary source of revenue for the Partnership is an administration fee paid by the Trust. Under an amended and restated administration agreement effective June 1991, the Partnership established two separate portfolios for investment by the Trust, a Money Market Portfolio and a Government Securities Portfolio. On October 10, 1992, a third portfolio, the Mortgage Securities Portfolio, was established. On July 1, 1993, a fourth portfolio, the Target Maturity Portfolio, composed of mutual fund investments, was established. This portfolio liquidated and terminated operations on June 28, 1996 upon reaching maturity. Two additional target maturity portfolios, composed of mutual fund investments, were established on February 15, 1994, and May 19, 1994. Upon reaching their scheduled maturity dates, these portfolios liquidated and terminated on February 28, 1997 and May 15, 1997. In June 2004, the Government Securities Portfolio was renamed the Ultra-Short Duration Government Portfolio, and the Mortgage Securities Portfolio was renamed the Short Duration Portfolio.

The Partnership earns a fee for its service as administrator of the Trust for Credit Unions. Per the Trust for Credit Unions prospectus, administration fees as a percentage of Portfolio average daily net assets are as follows: 0.10% for the Money Market Portfolio; 0.05% for the Ultra-Short Duration Government Portfolio (0.10% prior to March 1, 2008); and 0.05% for the Short Duration Portfolio.

Effective July 1, 1997, the Partnership voluntarily agreed to limit its administration fee with respect to the Money Market Portfolio to 0.02% of the average daily net assets. The cumulative results of these actions resulted in fee waivers of approximately $672,574 in 2008 and $314,300 in 2007 related to the Money Market Portfolio.

From July 1, 1995 to June 30, 1997, the Partnership voluntarily agreed to limit its administration fee for the Money Market Portfolio to 0.05% of average daily net assets on assets up to $500 million; 0.04% on assets between $500 million to $750 million; and 0.03% on assets exceeding $750 million. Prior to July 1, 1995, the Partnership earned an administration fee equal to 0.05% of assets up to $300 million; 0.10% of assets between $300 million and $1 billion; and 0.05% of assets over $1 billion.

(Continued)

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS (Continued)

The administration fee for the Ultra-Short Duration Government Portfolio is paid at an annual rate of 0.05% of average daily assets of the Ultra-Short Duration Government Portfolio of the Trust. Prior to March 1, 2008, the Partnership voluntarily agreed to limit the other annualized ordinary expenses (excluding advisory fees, administration fees, interest, taxes, brokerage, and extraordinary expenses) of the Ultra-Short Duration Government Portfolio such that the Partnership will reimburse expenses that exceed 0.05% up to 0.10% of the Ultra-Short Duration Government Portfolio's average daily net assets. Reimbursements totaled $55,694 in 2008 and $118,879 in 2007.

The administration fee of the Short Duration Portfolio is paid at an annual rate of 0.05% of the average daily net assets of the Short Duration Portfolio of the Trust. The administration fee for the Target Maturity Portfolios was paid at an annual rate of 0.05% of the average daily net assets of the Target Maturity Portfolios.

Beginning in November 1988, Goldman, Sachs & Co. began paying certain expense related to the marketing and administration of the Trust that previously had been the responsibility of the Partnership. On January 14, 2008, PFPC Inc. became the provider of the key administrative services for the Trust, including custody, transfer agent and regulatory administration. Goldman, Sachs & Co.'s role is solely as an investment adviser to the Trust.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's financial statements are prepared on the accrual basis of accounting, whereby, revenue is recognized when earned and expenses are recognized when incurred.

The Company is currently operating under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC. Broker/dealers operating under the provisions of (k)(1) are exempted from the requirement to make the reserve computations under rule 15c3-3.

Income Taxes: The Company files a consolidated federal income tax return with its parent. Income taxes are based on an allocation calculated as if the Company was filing a separate tax return. In addition, the Company files a District of Columbia income tax return. During the year ended October 31, 2008 and 2007, the Company settled $5,875 and $37,137 of income taxes payable to its parent company, Callahan & Associates, Inc. by the parent contributing the payable to the Company as contributed capital. Deferred income tax assets and liabilities were not material at or during the years ended October 31, 2008 and 2007.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment and Earnings in Limited Liability Limited Partnership: The Company accounts for its investment in the limited liability limited partnership using the equity method. Under the equity method, the Company recognizes its respect percentage of earnings in the limited liability limited partnership.

The Financial Accounting Standards Board Emerging Issues Task Force (EITF) reached a consensus in Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*, on a model that addresses when a general partner controls a limited partnership when the limited partners have certain rights. Per the guidance, a sole general partner in a limited partnership would be presumed to control that limited partnership and therefore, would be required to include the limited partnership in its consolidated financial statements, regardless of the extent of the sole general partner's ownership interest in the limited partnership unless the presumption of the general-partner control can be overcome.

Section 11.01 of the Amended and Restated Certificate and Agreement of Limited Partnership provides the limited partners with substantive rights in that a majority in interest of the limited partners has the right, upon thirty days prior written notice given to the general partner and all limited partners, to remove the general partner without cause. Company management asserts that the rights of the limited partners are substantive and therefore, would overcome the presumption of control (and consolidation) by the sole general partner.

Cash and Cash Equivalents: Cash and cash equivalents includes cash, deposits in financial institutions and highly liquid mutual fund investments. For these instruments, the carrying amount approximates fair value.

Reimbursements for Operating Expenses: Under the terms of the Certificate and Agreement of Limited Partnership, the Company's incurred operating expenses are reimbursed by the Partnership. The Company is required to reflect these reimbursements received for expenses incurred as revenue in the income statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Discussion of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. In October 2008, the FASB issued Staff Position (FSP) 157-3, *Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.* This FSP clarifies the application of FAS 157 in a market that is not active. The Company adopted this standard beginning on November 1, 2008. The impact of adoption was not material.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company did not elect the fair value option for any financial assets or financial liabilities.

In June 2006, the FASB issued Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition and measurement threshold for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. In February 2008, FASB issued a deferral of the required adoption of FIN 48 for nonpublic enterprises, which delayed the Company's required adoption of FIN 48 until November 1, 2008. FASB has announced a decision to provide an additional deferral of the required adoption for qualifying nonpublic enterprises, which may delay the Company's adoption of FIN 48 until November 1, 2009. The Company is in the process of assessing the impact of adopting FIN 48.

(Continued)

NOTE 3 - INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP

The Company initially acquired a 15 percent interest in the Partnership for an investment of $100. The Company continues to serve as the general partner to the Partnership, while the majority interest belongs to various credit unions and credit union service organizations that serve as limited partners. The net profits and losses of the Partnership are allocated among the partners in accordance with the terms of the Certificate and Agreement of Limited Partnership, as amended. Should the Partnership be terminated, net assets available for distribution will be distributed first in proportion to the partners' net capital accounts until such capital accounts have been reduced to zero and then to the partners in accordance with their respective participation percentages.

Individual capital accounts are maintained for each partner of the Partnership. Earnings and losses of the Partnership are generally allocated among the partners as follows: A) general partner-15%; B) class A limited partners-80%; and C) class B limited partner-5%. However, the terms of the Certificate and Agreement of Limited Partnership, as amended, through January 31, 1991, preclude allocating any further losses to a partner or class of partners once the partner's capital account reaches zero, as long as another partner or class of partners maintains a positive capital balance. In accordance with partnership dividend policy, all net earnings in excess of those allocated to recover partner capital contributions are distributed as dividends to the partners consistent with their partnership interests. These allocations are in accordance with Section 704(b) of the Internal Revenue Code. The Partnership will distribute $69,839 in January 2009, which relates to fiscal year 2008.

During fiscal year 1991 and in accordance with the approval of the Class A limited partners, Callahan & Associates, Inc. purchased the Class B limited partner's interest in the Partnership. This interest was purchased for its original face value of $10,000 from the original Class B limited partner. This Class B interest was contributed to the Company and increased its total partnership interest in the Partnership to 20 percent. The Company owns both general partner and limited partner interests.

In accordance Section 10.07(c) and 10.08 of the Certificate and Agreement of Limited Partnership, during the year ended October 31, 2008, one Class A Limited Partner, Think Federal Credit Union, withdrew from the Partnership due to its conversion to a mutual savings bank. The withdrawing Partner transferred its entire interest in the Partnership, one Class A limited partner share, to the Company for cash of $34,500.

In accordance with Section 10.08 of the Certificate and Agreement of Limited Partnership, the Company obtained the approval of a majority of the Partners to transfer the Class A limited partner share to a eligible purchaser at the January 2009 meeting of the Partners. During March 2008, the Company transferred the Class A limited partner share to Local Government Federal Credit Union for cash of $34,500.

(Continued)

NOTE 3 - INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP (Continued)

The Company accounts for its investment in the Partnership using the equity method of accounting. Under the equity method of accounting, the investment is recorded at its initial cost and is increased or decreased for the Company's share of the subsequent earnings or losses of the Partnership, as specified in the Certificate and Agreement of Limited Partnership, as amended, and is decreased by distributions received. The Company's share of losses is limited to the amount of its investment, as long as another partner or class of partners maintains a positive capital balance. The amounts reported in the accompanying financial statements reflect this allocation method.

The Partnership's condensed balance sheets as of October 31, 2008 and 2007, and condensed statements of income for the years ended October 31, 2008 and 2007, are as follows:

Condensed Balance Sheets

	October 31, 2008	October 31, 2007
Assets:		
Cash, cash equivalents and certificates of deposit	$ 1,539,923	$ 702,371
Investment in loan participations	1,461,467	2,401,967
Investment in limited liability company	539,866	252,933
Receivables and prepaids	82,461	188,621
Total assets	$ 3,623,717	$ 3,545,892
Liabilities:		
Accrued expenses and accounts payable	$ 248,778	$ 178,490
Distributions payable	69,839	155,302
Total liabilities	318,617	333,792
Partners' capital:		
General partner	100	100
Class A limited partners	3,295,000	3,202,000
Class B limited partner	10,000	10,000
Total partners' capital	3,305,100	3,212,100
Total liabilities and partners' capital	$ 3,623,717	$ 3,545,892

(Continued)

NOTE 3 - INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP (Continued)

Condensed Statements of Income

	For the Years Ended October 31, 2008	2007
Revenues	$ 872,851	$ 957,476
Expenses	803,012	802,174
Net Income	$ 69,839	$ 155,302

NOTE 4 - RELATED-PARTY TRANSACTIONS

The Company shares office space with and obtains clerical support from its parent, Callahan & Associates, Inc., which charges the Company for these costs based on an expense-sharing agreement. Under the terms of the Certificate and Agreement of Limited Partnership, the majority of expenses charged to the Company by Callahan & Associates, Inc. and incurred by the Company, were reimbursed by the Partnership. The Company is required to reflect reimbursements received for expenses incurred as revenue in the income statements. Revenue and expenses recorded relating to the reimbursement of expenses by the Partnership under the terms of this agreement for the years ended October 31, 2008 and 2007, were $406,643 and $403,933, respectively. The partnership also pays regulatory compliance costs incurred by the Company in fulfilling its responsibility as general partner of the Partnership.

The Company had funds on deposit with the NIH Federal Credit Union, a limited partner of the Partnership, totaling $13,656 and $24,661 as of October 31, 2008 and 2007. The Company had investments in Goldman, Sachs & Co. mutual funds of $19,752 and $68,072 at October 31, 2008 and 2007. The accounts receivable of $32,821 and $2,211 at October 31, 2008 and 2007 are receivable from the Partnership.

At October 31, 2007, the Company had accounts payable of $69,500 to the Partnership, which includes $35,000 received by the Company from the Financial Industry Regulatory Authority as a one-time, special refund of regulatory and compliance expense paid to the NASD prior to the consolidation of NASD and NYSE Member Regulation, and $34,500 related to the Company's purchase of one class A limited partner share from a withdrawing partner. During March 2008, Callahan Financial Services, Inc. transferred the Class A limited partner share to an eligible purchaser for cash of $34,500.

(Continued)

NOTE 5 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule. This rule requires the maintenance of minimum net capital, as defined. As of October 31, 2008 and 2007, the Company's net capital totaled $24,228 and $17,558, which is in excess of its required capital of $5,000 and $5,324. Additionally, under this rule, "aggregate indebtedness," as defined, cannot exceed 1,500 percent of net capital. The Company's percentage of aggregate indebtedness to net capital was 61% and 455% at October 31, 2008 and 2007.

SUPPLEMENTARY INFORMATION

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of October 31, 2008

NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 84,103
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Investment in and receivable affiliates, subsidiaries, and associated partnerships	56,889
Other assets	2,591
Total deductions and/or charges	59,480
Net capital before haircuts on security positions	24,623
HAIRCUTS ON SECURITIES:	
Trading and investment securities:	
Other securities	395
Total haircuts	395
NET CAPITAL	$ 24,228
AGGREGATE INDEBTEDNESS	
TOTAL AGGREGATE INDEBTEDNESS	$ 14,755
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $5,000 minimum)	$ 5,000
EXCESS NET CAPITAL	$ 19,228
EXCESS NET CAPITAL AT 1000% OF AGGREGATE INDEBTEDNESS	$ 22,752
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	61%

There are no material differences between the above computation and the computations included in the Company's corresponding unaudited Form X-17a-5 filing.

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of October 31, 2008

Callahan Financial Services, Inc. ("the Company") is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("the Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(1) of the Rule.

Crowe Horwath

Crowe Horwath LLP

Member Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

Board of Directors
Callahan Financial Services, Inc.
Washington, D.C.

In planning and performing our audit of the financial statements of Callahan Financial Services, Inc. ("the Company"), a Delaware corporation, as of and for the year ended October 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

However, we wish to note the following: The Company's March 31, 2008 computation for determination of net capital calculation pursuant to Rule 15c3-1 contained an erroneous amount of cash as an allowable asset. The correction of the error resulted in a net capital deficiency of $600 below the minimum amount required under Rule 15c3-1. The Company detected the error and corrected it on April 29, 2008. Management has informed us that except for the period March 31, 2008 to April 29, 2008, they were in full compliance with Rule 15c3-1 during the fiscal year ended October 31, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
December 29, 2008

END